Filed by: Darling International Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Darling International Inc.
                                                   Commission File No: 000-24620


On December 21, 2005, National By-Products, LLC mailed the following letter to its members:

                   [LETTERHEAD OF NATIONAL BY-PRODUCTS, INC.]


                                                              December 21, 2005

Dear National By-Products, LLC Members:

The purpose of this communication is to inform you that National By-Products, LLC has agreed to sell our company to Darling International, Inc. The definitive agreement signed and dated December 19, 2005, was unanimously approved by our Board of Managers.

Darling International is the largest publicly traded independent rendering company in the U.S. Their corporate headquarters is located in Irving, Texas, and they operate facilities throughout the U.S., with several operations located in the Midwest.

The transaction will require government approval and clearance by the Securities Exchange Commission. The parties anticipate the transaction will be completed in the first half of 2006.

In consideration for our Company, NBP LLC Members will be receiving one-half cash and twenty percent (20%) of Darling's common stock on a fully diluted basis. The exact value of the transaction will not be known until a future date, but is anticipated to be worth approximately $141,000,000, which is $116.88 per unit. Detailed terms of the agreement will be forthcoming, as the transaction is subject to approval by a majority of our Members as well as Darling stockholders. For your information, Darling stock is traded on the American Stock Exchange under the symbol (DAR).

YOU ARE URGED TO READ THE PROXY/S-4 REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. DARLING WILL FILE THE PROXY/S-4 REGISTRATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND NBP LLC MEMBERS MAY OBTAIN A FREE COPY OF THE PROXY/S-4 REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, AND OTHER DOCUMENTS FILED WITH THE SEC BY DARLING, AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE PROXY/S-4 REGISTRATION STATEMENT, AND OTHER RELATED DOCUMENTS FILED WITH THE SEC BY DARLING, MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO DARLING INTERNATIONAL, 251 O'CONNER RIDGE BLVD., SUITE 300, IRVING, TEXAS 75038.

Your Board of Managers is confident this transaction will provide our members with both short and long-term value, as well as providing NBP employees with a very solid future.

Sincerely,                                              Sincerely,

/s/ C. Dean Carlson                                     /s/ Mark Myers

C. Dean Carlson                                         Mark Myers
Chairman of the Board                                   President, C.E.O.